SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 10)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Holdings, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    13,124,605
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     13,124,605

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,124,605

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      41.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    13,124,605
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                               13,124,605

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 10
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2(a) is amended as follows:

         (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and The Combined Master Retirement Trust (the "CMRT") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont (as described below in this Statement), by Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings"), NL Industries, Inc. ("NL"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Tremont and the CMRT are the direct holders of approximately 38.5% and 2.6%, respectively, of the 31,892,338 Shares outstanding as of December 12, 2001 based on information provided by the Company (the "Outstanding Shares"). Tremont may be deemed to control the Company.

         TGI, TRE Holdings and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of Tremont common stock and together may be deemed to control Tremont. Valhi and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI and together may be deemed to control TGI. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Valhi and Tremont are the direct holders of approximately 61.6% and 20.9%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.7%, 9.5%, 2.1%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The CMRT directly holds approximately 2.6% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation directly holds approximately 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of Tremont.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner of 69,475 shares of NL common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

         The total amount of funds the CMRT used to acquire the Shares purchased by it as reported in Item 5(c) was $3,082,668.44 (including commissions). Such funds were provided by the CMRT's cash on hand.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds or funds loaned to Mr. Robert E. Musgraves by the Company under the Company's executive stock ownership loan program, the terms of which are set forth in the form of loan and pledge agreement included as Exhibit 1 and incorporated herein by reference. Repayment of this loan is secured by the stock purchased with the loan proceeds.

Item 4.  Purpose of Transaction

         Item 4 is amended as follows:

         No change except for the addition of the following:

         The CMRT purchased Shares for investment purposes.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement and Mr. Simmons' spouse were made for the purpose of such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely J. Landis Martin, Robert E. Musgraves, Harold C. Simmons, Glenn R. Simmons, Thomas
P. Stafford, Mark A. Wallace and Steven L. Watson, are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         No change except for the addition of the following:

         (a) Tremont and the CMRT are the direct beneficial owners of 12,280,005 and 844,600 Shares, respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Tremont, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 12,280,005 Shares (approximately 38.5% of the Outstanding Shares) that Tremont holds directly; and

                  (2) The CMRT and Harold C. Simmons may each be deemed to be the beneficial owner of the 13,124,605 Shares (approximately 41.2% of the Outstanding Shares) that Tremont and the CMRT hold directly.

         Mr. Simmons disclaims beneficial ownership of all Shares.

         (b) By virtue of the relationships described in Item 2:

                  (1) Tremont, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 12,280,005 Shares (approximately 38.5% of the Outstanding Shares) that Tremont holds directly; and

                  (2) The CMRT and Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the 13,124,605 Shares (approximately 41.2% of the Outstanding Shares) that Tremont and the CMRT hold directly.

         (c) The table below sets forth purchases of the Shares by the Reporting Persons since December 22, 2001. All of such purchases were effected by the CMRT on the New York Stock Exchange.

                                                         Approximate Price
                                                             Per Share
       Date                 Amount of Shares          (exclusive of commissions)
    ---------              -----------------             ------------------
     02/07/02                     30,000                      $3.4000
     02/07/02                      8,800                      $3.4000
     02/07/02                      6,200                      $3.4500
     02/08/02                     15,600                      $3.4500
     02/08/02                      1,500                      $3.4800
     02/08/02                      1,900                      $3.4900
     02/08/02                     21,400                      $3.5000
     02/08/02                      1,000                      $3.5200
     02/08/02                      1,800                      $3.5400
     02/08/02                      9,100                      $3.5500
     02/08/02                      3,000                      $3.5600
     02/11/02                     30,000                      $3.7000
     02/12/02                      1,000                      $3.5500
     02/12/02                     12,400                      $3.6000
     02/12/02                     19,000                      $3.6500
     02/12/02                      5,000                      $3.7000
     02/13/02                     10,000                      $3.5800
     02/13/02                     36,900                      $3.6000
     02/15/02                      5,800                      $3.7000
     02/19/02                     30,000                      $3.5000
     02/19/02                     10,000                      $3.5500
     02/19/02                     47,000                      $3.6000
     02/20/02                     19,300                      $3.5200
     02/20/02                     26,700                      $3.5500
     02/20/02                     10,000                      $3.5600
     02/21/02                     28,000                      $3.5000
     02/21/02                     54,100                      $3.5466
     02/21/02                     25,000                      $3.5500
     02/22/02                      2,200                      $3.4900
     02/22/02                        300                      $3.5000
     02/22/02                        900                      $3.5300
     02/22/02                      1,000                      $3.5400
     02/22/02                     38,100                      $3.5500
     02/25/02                      3,900                      $3.5500
     02/25/02                    110,500                      $3.6190
     02/25/02                     10,000                      $3.6200
     02/26/02                     10,000                      $3.6000
     02/26/02                      7,600                      $3.6755
     02/27/02                        100                      $3.6900
     02/27/02                     16,500                      $3.7000
     02/27/02                     10,500                      $3.7061
     02/28/02                     71,300                      $3.7259
     03/01/02                     11,100                      $3.7000
     03/01/02                     80,100                      $3.7236

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated in its entirety as follows:

Exhibit 1 Form of Loan and Pledge Agreement between Titanium Metals Corporation and individual executives of Titanium Metals Corporation under the Executive Stock Ownership Loan Program of Titanium Metals Corporation (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2000 of Titanium Metals Corporation).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 4, 2002




                                                          /s/ Harold C. Simmons
                                                          ---------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 4, 2002




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing in the
                                                          capacity listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 4, 2002





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president and chief executive officer of TREMONT CORPORATION and NL INDUSTRIES, INC. and president of TREMONT HOLDINGS, LLC.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation ("Tremont"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                                           Present Principal Occupation
-----------------------------                             ---------------------------------
Susan E. Alderton (1)                                     Director of Tremont.

Eugene K. Anderson                                        Vice president of Contran, Dixie Holding, Dixie
                                                          Rice, National, NOA, Southwest, TGI, VGI and Valhi; and
                                                          treasurer of the Foundation.

Thomas E. Barry (2)                                       Vice president for executive affairs at Southern  Methodist
                                                          University  and  professor of marketing in the Edwin L. Cox
                                                          School of Business at Southern Methodist University;  and a
                                                          director of Valhi.

Richard J. Boushka (3)                                    Director  of  Tremont;   principal  of  Boushka  Properties
                                                          (private investment firm).

Norman S. Edelcup (4)                                     Senior  vice  president  business  development  of  Florida
                                                          Savings  Bancorp;  director  of Valhi;  and  trustee of the
                                                          Baron Funds, a mutual fund group.

Lisa Simmons Epstein                                      Director and president of the Foundation.

David B. Garten (5)                                       Vice  president,  general  counsel and secretary of NL; and
                                                          vice  president  and  secretary  of Tremont  Holdings,  LLC
                                                          ("TRE Holdings").

Edward J. Hardin (6)                                      Partner  of the law  firm of  Rogers &  Hardin  LLP;  and a director of Valhi.

Robert D. Hardy (5)                                       Vice  president,  chief financial  officer,  controller and treasurer of NL and vice  president  and  controller of TRE
                                                          Holdings.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice,  National,  NOA, Southwest,  TGI, VGI
                                                          and  Valhi;  general  counsel  of  the  Foundation,   CompX
                                                          International  Inc., a manufacturer  of ergonomic  computer
                                                          support   systems,   precision   ball  bearing  slides  and
                                                          security  products that is affiliated with Valhi ("CompX"), and The Combined  Master  Retirement  Trust,  a trust Valhi established to permit the  collective  investment by master
                                                          trusts  that  maintain  the  assets  of  certain   employee
                                                          benefit  plans  Valhi  and  related  companies  adopt  (the
                                                          "CMRT");   and   acting   general   counsel   of   Keystone
                                                          Consolidated Industries, Inc. ("Keystone"),  a manufacturer of steel rod,  wire and wire  products  that is  affiliated with Contran.

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director and senior vice president of Contran, Dixie Holding,
                                                          National, NOA, TGI and VGI; senior vice president of Dixie
                                                          Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary of Contran,  CompX,  Dixie  Holding,  Dixie Rice,
                                                          National, NOA, Southwest, TGI, VGI and Valhi.

Kelly D. Luttmer                                          Tax director of Contran, CompX, Dixie Holding,
                                                          Dixie Rice, National, NOA, Southwest, TGI, VGI and Valhi.

Ann Manix (7)                                             Managing  partner  of  Drucker  Research   Corporation,   a
                                                          privately  held  industrial  research firm; and director of
                                                          NL.

J. Landis Martin (8)                                      President,  chief  executive  officer and a director of NL;
                                                          president   of  TRE   Holdings;   chairman  of  the  board,
                                                          president  and  chief  executive  officer  of  Tremont  and
                                                          Titanium Metals Corporation (the "Company").

Andrew McCollam, Jr. (9)                                  President  and a director of  Southwest;  director of Dixie
                                                          Rice; and a private investor.

Harold M. Mire (10)                                       Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (8)                                   Executive  vice  president  and  general   counsel  of  the
                                                          Company; and vice president,  general counsel and secretary of Tremont.

Bobby D. O'Brien                                          Vice president and treasurer of Contran, Dixie Holding, Dixie
                                                          Rice, National, NOA, TGI, VGI and Valhi; and vice president of
                                                          Southwest.

Kenneth R. Peak (11)                                      President,  chief  executive  officer  and  chairman of the board of  Contango  Oil & Gas  Company,  a publicly  traded
                                                          independent   oil  and  gas   exploration   and  production
                                                          company; and a director of NL.

Glenn R. Simmons                                          Vice chairman of the board of Contran, Dixie Holding, National,
                                                          NOA, TGI, VGI and Valhi; chairman of the board of CompX and
                                                          Keystone; director and executive vice president of Southwest and Dixie Rice; and a director of NL, Tremont and the Company.

Harold C. Simmons                                         Chairman of the board and chief executive officer of Contran, Dixie
                                                          Holding, Dixie Rice, the Foundation, National, NOA,
                                                          Southwest, TGI, VGI and Valhi; chairman of the board of NL;
                                                          director of Tremont; and trustee and member of the trust
                                                          investment committee of the CMRT.

Richard A. Smith (10)                                     Vice president of Dixie Rice.

Thomas P. Stafford (12)                                   Co-founder   of  Stafford,   Burke  and  Hecker,   Inc.,  a
                                                          consulting company; director of NL, Tremont and the Company; and a director of CMI Corporation and The Wackenhut Corp.

Avy H. Stein (13)                                         Director of Tremont;  managing  partner of Willis,  Stein &
                                                          Partners, a private equity investment firm.

Gregory M. Swalwell                                       Vice president and controller of Contran, Dixie Holding,
                                                          National, NOA, TGI, VGI and Valhi; and vice president of
                                                          Dixie Rice and Southwest.

J. Walter Tucker, Jr. (14)                                President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;   vice  chairman  of  the  board  of  Keystone;  a
                                                          director  of Valhi;  and a member  of the trust  investment committee of the CMRT.

Mark A. Wallace (8)                                       Executive  vice  president,  chief  financial  officer  and
                                                          treasurer  of  the  Company;  and  vice  president,   chief
                                                          financial officer and treasurer of Tremont.

Steven L. Watson                                          Director and president of Contran, Dixie Holding, National, NOA, TGI,
                                                          VGI and Valhi; director and executive vice president of
                                                          Dixie Rice and Southwest; director, vice president and
                                                          secretary of the Foundation; and a director of Tremont,
                                                          NL and the Company.

Lawrence A. Wigdor (5)                                    Director and executive vice president of NL.

----------

(1) The principal business address for Ms. Alderton is 480 Park Avenue, New York, New York 10022.

(2) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(3) The principal business address for Mr. Boushka is 151 South Whittier, Suite 1200, Wichita, Kansas 67207.

(4) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(5) The principal business address for Messrs. Garten, Hardy and Wigdor is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(6) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(7) The principal business address for Ms. Manix is 6905 Telegraph Road, Suite 300, Bloomfield Hills, Michigan 48301.

(8) The principal business address for Messrs. Martin, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(9) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(10) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(11) The principal business address for Mr. Peak is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

(12) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(13) The principal business address for Mr. Stein is 227 West Monroe St., Suite 4300, Chicago, Illinois 60606.

(14) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                                                           Shares                    Options
                       Name                                 Held                     Held (1)              Total
            --------------------------                  -----------                 -----------         -----------
Susan E. Alderton                                               -0-                     -0-                  -0-

Eugene K. Anderson                                              -0-                     -0-                  -0-

Thomas E. Barry                                                 -0-                     -0-                  -0-

Richard J. Boushka                                            6,800                     -0-                6,800

Norman S. Edelcup                                               -0-                     -0-                  -0-

Lisa Simmons Epstein                                            -0-                     -0-                  -0-

David B. Garten                                                 -0-                     -0-                  -0-

Edward J. Hardin                                                -0-                     -0-                  -0-

Robert D. Hardy                                                 -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                     -0-                  -0-

Keith A. Johnson                                              1,500                     -0-                1,500

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                100                     -0-                  100

Ann Manix                                                       -0-                     -0-                  -0-

J. Landis Martin (2)                                         81,417                 340,600              422,017

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Robert E. Musgraves (3)                                      50,350                  52,800              103,150

Bobby D. O'Brien                                                -0-                     -0-                  -0-

Kenneth R. Peak                                                 -0-                     -0-                  -0-

Glenn R. Simmons                                              2,000                     -0-                2,000

Harold C. Simmons (4)                                           -0-                     -0-                  -0-

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                            3,600                   1,500                5,100

Avy H. Stein                                                    -0-                     -0-                  -0-

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr.                                           -0-                     -0-                  -0-

Mark A. Wallace (5)                                          38,500                  48,000               86,500

Steven L. Watson                                              9,500                   5,000               14,500

Lawrence A. Wigdor                                              -0-                     -0-                  -0-

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Includes (i) 400 Shares Mr. Martin's daughters hold, beneficial ownership of which Mr. Martin disclaims, and (ii) 4,017 Shares issuable to Mr. Martin or parties or entities related to him upon conversion of 3,000 of the 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1.

(3) Includes (i) 200 Shares owned by the other members of Mr. Musgraves' household, beneficial ownership of which Mr. Musgraves disclaims and
         (ii) 24,000 Shares that represent restricted shares with respect to which Mr. Musgraves has the power to vote and right to receive dividends.

(4) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

(5) Includes 24,000 Shares that represent restricted shares with respect to which Mr. Wallace has the power to vote and right to receive dividends.